Benessere Capital Acquisition Corp.

78 SW 7th Street, Unit 800

Miami, FL 33130

VIA EDGAR

July 1, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Benjamin Holt and James Lopez

Re:	Benessere Capital Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A filed June 27, 2022
Response Dated June 30, 2022
File No. 001-39836

Dear Mr. Holt and Mr. Lopez:

Benessere Capital Acquisition Corp. (“Benessere,” the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 1, 2022, regarding the Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) submitted to the Commission on June 27, 2022. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Revised Preliminary Proxy Statement on Schedule 14A filed June 27, 2022

General

1.

We note your response letter dated June 30, 2022 and reissue the comment. Our comment requested information regarding substantial ties with non-U.S. persons; however, your response addresses only the defined term “substantial interest,” which appears to have narrow applicability relative to other CFIUS regulations. With a view to disclosure, please advise us if the sponsor, including but not limited to the approximately 87% of sponsor interests owned by U.S. persons on a look-through basis, has substantial ties with a non-U.S. person. Additionally, if the sponsor has substantial ties with a non-U.S. person, please advise us if regulatory review under CFIUS regulations or the laws and regulations of other U.S. government entities could result due to factors such as, for example, information or governance rights or the nature of eCombustible’s business and technology.

Response to Comment No. 1:

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that the sponsor is not controlled by a non-U.S. person and, other than the members holding an approximate 12.9% minority interest in the sponsor, to the best of the Company’s knowledge, neither the sponsor nor its members have any “substantial interest”, as defined by 31 CFR 800.244, with a non-U.S. person or other relationships which the Company believes would constitute substantial ties with any non-U.S. persons.

On the basis of the foregoing, the Company proposes to revise its disclosure on page 23-24 of the Proxy Statement as follows (changes are bolded and underlined below):

Patrick Orlando, the Company’s Chief Executive Officer and Director and a U.S. citizen, is sole managing member of the Sponsor. Other members of the Sponsor include certain officers and directors of the Company. The sponsor is not controlled by a non-U.S. person. To the best of the Company’s knowledge, other than the members holding an approximate 12.9% minority interest in the sponsor, the sponsor does not have substantial ties with any non-U.S. persons. Approximately 87.1% of the total allocated membership interests in the Sponsor are owned by U.S. persons on a look-through basis. Of the approximately 12.9% of interests in the Sponsor owned by non-U.S. persons on a look-through basis, approximately 4.9% of interests are owned by persons in Spain, 4.7% of interests are owned by persons in Malaysia and 2.7% of interests are owned by persons in Brazil, with the remaining 0.6% owned by persons of other jurisdictions. The Sponsor is expected to own approximately 4% of the combined entity following the Business Combination.

We do not believe that either we or our Sponsor constitute a “foreign person” under CFIUS rules and regulations. However, if CFIUS considers us to be a “foreign person” and eCombustible a U.S. business that may affect national security, we could be subject to such foreign ownership restrictions and/or CFIUS review. If the Business Combination with eCombustible falls within the scope of applicable foreign ownership restrictions, we may be unable to consummate the Business Combination. In addition, if the Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the Business Combination without notifying CFIUS and risk CFIUS intervention, before or after closing the Business Combination.

Although we do not believe we are a “foreign person”, CFIUS may take a different view and decide to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination, order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining

CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any foreign ownership by the Sponsor. If we were to seek an initial business combination other than the Business Combination, the pool of potential targets with which we could complete an initial business combination may be limited as a result of any such regulatory restriction. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete the Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive $10.35 per share (or up to $10.55 per share if the full Extension is utilized), and our warrants and rights will expire worthless. This will also cause you to lose any potential investment opportunity in eCombustible and the chance of realizing future gains on your investment through any price appreciation in the combined company.

The Company also intends to replace the Q&A on page 16 of the Proxy Statement entitled “What are the risks of voting for the Extension Amendment?” with a separate risk factor section, which includes the risks discussed above. Please see proposed risk factor section attached as Exhibit A hereto.

***

We thank you for your review of the foregoing and the Proxy Statement. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, Esq., at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Patrick Orlando
Patrick Orlando
Chief Executive Officer

cc:	Jessica Yuan, Esq.
Ellenoff Grossman & Schole LLP

EXHIBIT A

RISK FACTORS

You should consider carefully all of the risks described in our Annual Report on Form 10-K filed with the SEC on April 12, 2022, our Quarterly Report on Form 10-Q filed with the SEC on May 16, 2022, the Form S-4 and in the other reports we file with the SEC before making a decision to invest in our securities. Furthermore, if any of the following events occur, our business, financial condition and operating results may be materially adversely affected or we could face liquidation. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. The risks and uncertainties described in the aforementioned filings and below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business, financial condition and operating results or result in our liquidation.

There are no assurances that the Extension will enable us to complete a business combination.

Approving the Extension involves a number of risks. Even if the Extension is approved, the Company can provide no assurances that the Business Combination will be consummated prior to the Extended Date or Final Extended Date, as applicable. Our ability to consummate any business combination is dependent on a variety of factors, many of which are beyond our control. If the Extension is approved, the Company expects to seek shareholder approval of the Business Combination with eCombustible following the SEC declaring the Form S-4 effective, which includes our preliminary proxy statement/prospectus for the Business Combination. The Form S-4 has not been declared effective by the SEC, and the Company cannot complete the Business Combination unless the Form S-4 is declared effective. As of the date of this Proxy Statement, the Company cannot estimate when, or if, the SEC will declare the Form S-4 effective.

We are required to offer stockholders the opportunity to redeem shares in connection with the Extension Amendment, and we will be required to offer stockholders redemption rights again in connection with any stockholder vote to approve the Business Combination. Even if the Extension or the Business Combination are approved by our stockholders, it is possible that redemptions will leave us with insufficient cash to consummate the Business Combination on commercially acceptable terms, or at all. Furthermore, under the terms of the Merger Agreement, eCombustible is not required to consummate the Business Combination if the Company does not have at least $25,000,000 in available cash (including proceeds in connection with any private placement or any other alternative financing arrangement mutually agreed upon by the parties and after giving effect to the payment of unpaid expenses and liabilities) immediately prior to the consummation of the Business Combination (after taking into account payments required to satisfy redemptions by the Company’s stockholders). The fact that we will have separate redemption periods in connection with the Extension and the Business Combination vote could exacerbate these risks. Other than in connection with a redemption offer or liquidation, our stockholders may be unable to recover their investment except through sales of our shares on the open market. The price of our shares may be volatile, and there can be no assurance that stockholders will be able to dispose of our shares at favorable prices, or at all.

Regulatory delays, currently and potentially in the future, could cause us to be unable to consummate the Business Combination.

Since our Board approved the Business Combination, we have experienced a number of regulatory delays, and we and eCombustible may continue to experience additional delays in the future. These delays could cause us to be unable to consummate the Business Combination. Both the SEC and the Department of Justice are investigating certain matters relating to our business combination activities. We recently received a subpoena from the SEC seeking various documents regarding, among other things, meetings of our Board of Directors; communications with and the evaluation of potential targets, including eCombustible; information relating to eCombustible; and agreements with certain advisors and affiliates. In connection with the foregoing investigation, the SEC has issued an order of examination pursuant to Section 8(e) of the Securities Act with respect to Pubco’s registration statement on Form S-4 relating to the Business Combination, and a further subpoena to each of the Company and Pubco in support thereof. Those subpoenas seek additional documents and information with respect to, among other things, our diligence efforts in examining potential targets other than eCombustible, our communications with respect thereto, and relationships between and among certain of Pubco and our officers and directors, on the one hand, and other entities (including our

Sponsor and the underwriter of our initial public offering) on the other. On June 16, 2022, certain directors of the Company were issued subpoenas by a federal grand jury sitting in the Southern District of New York in connection with an investigation involving Digital World Acquisition Corp. These subpoenas, and the underlying investigations by the Department of Justice and the SEC, can be expected to delay effectiveness of the Registration Statement, which could materially delay, materially impede, or prevent the consummation of the Business Combination. Additionally, any Ay resolution of the investigation could result in the imposition of significant penalties, injunctions, prohibitions on the conduct of our business, damage to our reputation and other sanctions against us.

Additionally, although we are not aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the Hart-Scott-Rodino Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained. This includes any potential review by a U.S. government entity, such as Foreign Investment in the United States (“CFIUS”), on account of certain foreign ownership restrictions on U.S. businesses.

We may be deemed a “foreign person” under the regulations relating to the Committee on Foreign Investment in the United States (“CFIUS”) and our failure to obtain any required approvals within the requisite time period may require us to liquidate.

The Company’s Sponsor is ARC Global Investments LLC, a Delaware limited liability company. The sponsor currently owns 2,820,833 shares of our Class B common stock prior to our IPO, and 393,750 Private Placement Units, that were purchased by the Sponsor in a private placement which occurred simultaneously with the completion of the IPO. Patrick Orlando, the Company’s Chief Executive Officer and Director and a U.S. citizen, is sole managing member of the Sponsor. Other members of the Sponsor include certain officers and directors of the Company. The sponsor is not controlled by a non-U.S. person. To the best of the Company’s knowledge, other than the members holding an approximate 12.9% minority interest in the sponsor, the sponsor does not have substantial ties with any non-U.S. persons. Approximately 87.1% of the total allocated membership interests in the Sponsor are owned by U.S. persons on a look-through basis. Of the approximately 12.9% of interests in the Sponsor owned by non-U.S. persons on a look-through basis, approximately 4.9% of interests are owned by persons in Spain, 4.7% of interests are owned by persons in Malaysia and 2.7% of interests are owned by persons in Brazil, with the remaining 0.6% owned by persons of other jurisdictions. The Sponsor is expected to own approximately 4% of the combined entity following the Business Combination.

We do not believe that either we or our Sponsor constitute a “foreign person” under CFIUS rules and regulations. However, if CFIUS considers us to be a “foreign person” and eCombustible a U.S. business that may affect national security, we could be subject to such foreign ownership restrictions and/or CFIUS review. If the Business Combination with eCombustible falls within the scope of applicable foreign ownership restrictions, we may be unable to consummate the Business Combination. In addition, if the Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the Business Combination without notifying CFIUS and risk CFIUS intervention, before or after closing the Business Combination.

Although we do not believe we or our sponsor are a “foreign person”, CFIUS may take a different view and decide to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination, order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any foreign ownership by the Sponsor. If we were to seek an initial business combination other than the Business Combination, the pool of potential targets with which we could complete an initial business combination may be limited as a result of any such regulatory restriction. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete the Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive $10.35 per share (or up to $10.55 per share if the full Extension is utilized), and our warrants and rights will expire worthless. This will also cause you to lose any potential investment opportunity in eCombustible and the chance of realizing future gains on your investment through any price appreciation in the combined company.

The SEC issued proposed rules to regulate special purpose acquisition companies that, if adopted, may increase our costs and the time needed to complete our initial business combination.

With respect to the regulation of special purpose acquisition companies like the Company (“SPACs”), on March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating to, among other items, disclosures in business combination transactions involving SPACs and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and to the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. These rules, if adopted, whether in the form proposed or in a revised form, may increase the costs of and the time needed to negotiate and complete an initial business combination, and may constrain the circumstances under which we could complete an initial business combination.